Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                                                                              Telephone:  801-310-1419
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                                                                                      E-mail:  grhlaw@hotmail.com

October 23, 2015

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Washington, D.C. 20549-0404

Re:          Meganet Corporation
Form 10-K for Fiscal Year Ended March 31, 2015
Filed September 3, 2015
Form 10-Q for Fiscal Quarter Ended June 30, 2015
Filed September 22, 2015
File No. 333-176256

Dear Mr. Spirgel:

This correspondence will document that Meganet Corporation (the “Company”) and the SEC staff have agreed that the Company will respond to the staff’s comment letter dated September 24, 2015, by October 23, 2015, and that response by that date will be acceptable to the staff.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company